EXHIBIT 99.1

                                                                            YELL

                                                                   May 22, 2003

NEWS RELEASE  NEWS RELEASE   NEWS RELEASE  NEWS RELEASE  NEWS RELEASE


            YELL FINANCIAL RESULTS FOR THE YEAR ENDED MARCH 31, 2003

        STRONG FINANCIAL PERFORMANCE; DOUBLED US FOOTPRINT; GOOD VISIBILITY



STRONG SALES PERFORMANCE

o    Group turnover up 28.7% to (pound)1.1 billion
          - Up 8.6% excluding Yellow Book West (McLeod acquired on April 16, 2002 and National Directory Company ("NDC") acquired on December 31, 2002) and on a constant US dollar basis

o UK Yellow Pages up 6.6% representing more than 11.0% underlying increase before the 4.4% decrease in advertising rates as a result of the regulatory price cap

o    Yell.com turnover up 36.2% to (pound)20.3 million

o    US Yellow Book East up 14.3% on a constant US dollar basis

o Acquisition integration nearing completion; $11 million cost synergies realised; sales synergies coming through in FY 2004

IMPROVED PROFITABILITY

o    Group adjusted EBITDA up 31.6% to (pound)323.0 million
          - Up 20.7% excluding Yellow Book West and on a constant US dollar basis

o    Yellow Book East adjusted EBITDA margin up from 12.4% to 21.5%

o Yell.com EBITDA (pound)1.1 million compared with a loss of (pound)10.1 million

STRONG CASH GENERATION

o Operating cashflow, excluding one-off items, after capex up 65.7% to (pound)307.4 million

o    95.2%  adjusted EBITDA converted to cash, up from 75.6%

DOUBLED US FOOTPRINT

o Expanded US presence through the $600 million ((pound)417 million) acquisition of the McLeod directories business and the $69 million ((pound)42 million) purchase of California-based NDC

o    Yellow Book now covers 41 states and Washington, DC

JOHN CONDRON, CHIEF EXECUTIVE OF YELL, SAID:

"This has been a good year for Yell. We have achieved a strong financial performance ahead of expectations and we have successfully strengthened our platform in the US, doubling our footprint through the acquisition of McLeod in April 2002. This places the Group in an excellent position to continue delivering growth in revenues and profits in the year ahead.

"These results demonstrate strong organic growth both in the UK and US, significantly improved profitability, cash generation and excellent cash management. They also demonstrate the scale impact of our US acquisitions. This performance has been achieved against difficult market conditions, and is evidence of the continued resilience of our business.

"In the UK, Yellow Pages achieved strong revenue growth with stable retention rates and we met our target of 100,000 new customer gains for the third year running. We also increased the average amount advertisers spend with us.

"Yell.com, the UK's leading online classified directory service, moved into profitability a year ahead of expectations with strong growth in both customers and users.

"We performed well in the US, focusing primarily on same-market growth and margin improvement arising from the progressive development of directories launched in prior years. We expect to continue to grow primarily through same-market growth, and, in addition, through selective new directory launches and acquisitions. Consequently, we expect margin development to continue for some time.

"In the year since we acquired the McLeod directories business, we integrated our US management teams, operations and sales, transferring best practice from Yellow Book and Yell UK. We are well on track in delivering the sales synergies which we believe will build progressively during the 2004 financial year.

"Following the acquisition of NDC in December, our US presence now covers 41 states and Washington, DC, providing us with the widest national coverage of any US yellow pages publisher and a significant platform for further expansion.

"Looking ahead we have good visibility and a clear strategy to win, keep and grow advertisers. We are confident that we can continue to offer customers excellent value through high quality and innovative advertising packages and products, reinforcing our position in our competitive markets."

JOHN DAVIS, CHIEF FINANCIAL OFFICER OF YELL, SAID:

"Group revenues grew strongly by 28.7%, to (pound)1.1 billion, reflecting the sustained strong organic revenue growth and the scale increase from our US acquisitions. Excluding the acquisitions and the significant exchange rate impact, revenue growth was 8.6%.

"In the UK, Yellow Pages maintained its strong performance with revenues up 6.6% representing more than 11.0% growth before the 4.4% price reduction reflecting the impact of the RPI-6% price cap. This rate of growth was aided by the benefit of colour advertising during the period but will ease, as we have previously indicated. However, we anticipate it will be above long-term expectations.

"In the US, Yellow Book East revenue grew 14.3% on a constant US dollar basis, with same-market growth up 6.9% excluding the Manhattan directory which was significantly affected by September 11. The other significant impact was from new launches and the rescoping of some existing titles.

"Yellow Book West, excluding NDC, achieved same-market growth of 2.8%. This performance represents sales before the benefits of integration with Yellow Book East. We are beginning to see these come through in the 2004 financial year.

"Group adjusted EBITDA, at (pound)323.0 million, grew by 31.6%. Excluding Yellow Book West and the exchange rate impact, adjusted EBITDA grew 20.7%.

"The UK business grew adjusted EBITDA 7.5% as a result of strong revenue growth and Yell.com's EBITDA breakeven a year earlier than anticipated. We have further invested in the UK business with a 28% increase in advertising and promotion and this investment is continuing into the first quarter of the 2004 financial year.

"In the US, Yellow Book East doubled adjusted EBITDA to (pound)64.2 million and adjusted EBITDA margins from 12.4% to 21.5%. This reflects the development of our portfolio and the benefits of past investment, as well as the improved efficiency of our cost base, realising $11 million savings from the integration of Yellow Book West.

"We converted 95.2% of adjusted EBITDA into cash, growing operating cashflow 65.7% after capex and one-off items to (pound)307.4 million. This outstanding cash performance was helped by the timing of one-off charges around the year end which, when paid, will dilute cash conversion in the first quarter of the 2004 financial year. Cash generation more than covered the cash costs of interest, financing fees and tax, amounting to (pound)165.3 million and principal repayments of (pound)53.1 million."

CONTACT

YELL

MEDIA

Richard Duggleby
Tel        +44 (0)118 950 6206
Mobile     +44 (0)7860 733488
richard.duggleby@yellgroup.com

Jon Salmon
Tel        +44 (0)118 950 6656
Mobile     +44 (0)7801 977340
jon.salmon@yellgroup.com

INVESTORS

Jill Sherratt
Tel        +44 (0)118 950 6984
Mobile     +44 (0)7764 879808
jill.sherratt@yellgroup.com

CITIGATE DEWE ROGERSON

Anthony Carlisle
Tel        +44 (0)207638 9571
Mobile     +44 (0)7973 611888

This news release contains forward-looking statements. These statements appear in a number of places in this news release and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, revenue, cost synergies, financial condition, liquidity, prospects, growth, strategies, new products (such as colour advertising), the level of new directory launches and the markets in which we operate. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. You should read the section entitled "Risk Factors" in our March 31, 2002, annual report on Form 20-F filed with the SEC on July 19, 2002 for a discussion of some of these factors. We undertake no obligation to publicly update or revise any forward-looking statements, except as may be required by law.





                    A copy of this release can be accessed at:
                    www.yellgroup.com/goto/announcements.html

REVIEW OF RESULTS

The results for the year ended March 31, 2003 include the acquisition on April 16, 2002 of McLeodUSA Media Group ("McLeod"), which we currently refer to internally as Yellow Book West. The acquisition of National Directory Company ("NDC") was completed on December 31, 2002. Its results from January 1, 2003 have also been included within the Yellow Book West figures. In future, we will report the US as a single entity to reflect the way in which the business is managed.

TURNOVER

Total Group turnover for the year rose 28.7% to (pound)1,114.0 million, up from (pound)865.4 million for the same period last year. Excluding Yellow Book West, Group turnover grew 5.6%, or 8.6% if Yellow Book East's results are included at a constant US dollar exchange rate.

UK OPERATIONS

Turnover from UK printed directories, including both Yellow Pages and Business Pages, increased by 6.1% to (pound)573.7 million from (pound)540.5 million last year. Yell.com grew revenues by 36.2% to (pound)20.3 million from (pound)14.9 million.

UK printed directories

Yellow Pages achieved another excellent performance in driving volume and yield, which together grew by more than 11%. After an average 4.4% decline in prices resulting from the regulatory price cap of RPI-6%, turnover grew 6.6% to (pound)560.7 million from (pound)525.8 million.

The growth in printed directories, principally Yellow Pages, reflected:

o 101,800 new customers, achieving our target of 100,000 new advertisers for the third successive year, and a 3.0% increase in the number of unique advertisers from about 438,000 to about 451,000;

o    a stable retention rate of 78%; and

o continuing strong advertiser yield driven by the exceptional performance of colour advertising in the first and second years following its introduction in October 2001. In addition, yield benefited from such initiatives as "Move Up", which offers discounts for trading up for existing advertisers, and "Move In", which attracts new advertisers while also encouraging them to start higher on the advertisement ladder. As a result, turnover per unique advertiser rose 3.1% to (pound)1,272 from (pound)1,234, after the impact of the 4.4% price reduction. Going forward, as expected, we anticipate slightly lower incremental growth from colour advertising.

In addition, through redefining the geographic boundaries of some of our books to reflect changing demographic patterns, we introduced five new directories.

US OPERATIONS

Turnover from US printed directories rose 75.7% to (pound)499.1 million from (pound)284.1 million, reflecting a strong performance by Yellow Book East and inclusion of Yellow Book West, which incorporates the results of NDC from January 1 this year.

Yellow Book East

Yellow Book East grew turnover by 14.3% in constant US dollar terms, or 5.1% as reported in sterling, to (pound)298.7 million from (pound)284.1 million. The weakening US dollar had a negative impact of (pound)26.1 million.

The increase, on a constant US dollar basis, of (pound)40.7 million ($57.8 million) includes the following:

o same-market growth of 6.9% (excluding the Manhattan book, which was directly affected by September 11) which contributed (pound)11.2 million ($16.0 million), or 27.5%, of the growth. Same-market growth including the Manhattan book was 6.1%;

o the strong performance of three new launches and two books in their first year following prototype publication last year, which together contributed (pound)12.6 million ($18.0 million), or 31.0%, of the growth;

o an additional (pound)6.6 million ($9.4 million) in revenue, or 16.2% of the growth, from rescopes which could not be included in same-market growth as the original directories did not cover the same geographic scope; and

o first-time publication of directories following their acquisition contributed an additional (pound)1.5 million ($2.2 million).

Yellow Book West

Turnover from the acquired McLeod and NDC operations was (pound)200.4 million for the period from their acquisitions on April 16, 2002 and December 31, 2002, respectively. Same-market growth for McLeod and NDC was 2.8% and 8.7%, respectively.

Yellow Book West's contribution to Yell's turnover was still largely the result of sales made by the McLeod sales organisation prior to, or shortly after, the acquisition. The results do not therefore reflect the benefit of integration with the Yellow Book East sales organisation which we expect to come through during the 2004 financial year.


ADJUSTED EBITDA

Group adjusted EBITDA increased by 31.6% to (pound)323.0 million from (pound)245.5 million (25.5% to (pound)304.3 million from (pound)242.5 million, before the adjustments). Excluding Yellow Book West, Group adjusted EBITDA rose 18.3% and taking out the impact of the exchange rates, Group adjusted EBITDA rose 20.7%.

Group adjusted EBITDA margins were slightly above the prior year at 29.0% compared with 28.4%.

UK adjusted EBITDA rose 7.5% to (pound)226.2 million reflecting the growth of our directories and the move of Yell.com into profit with EBITDA of (pound)1.1 million compared with a loss of (pound)10.1 million last year. The performance of Yell.com primarily drove the rise in UK margins from 36.2% to 36.8%. During the period we increased our investment in advertising and promotion in the last quarter, continuing into the first quarter of the current financial year.

Yellow Book East improved its profitability with an 82.9% increase in adjusted EBITDA to (pound)64.2 million from (pound)35.1 million, or 100% in constant US dollar terms. We increased adjusted EBITDA margins from 12.4% to 21.5%, successfully leveraging off our existing operations and administrative cost base to yield additional turnover without a corresponding increase in costs. Synergies from the Yellow Book West acquisition and the non-recurrence of costs of prototype launches and one-off costs arising from parallel pre-press running in the previous year also contributed to the improvement in adjusted EBITDA and related margins.

The synergies arising from the Yellow Book West acquisition, particularly in paper, printing and binding, achieved estimated cost savings to date of about (pound)7 million ($11 million).

Yellow Book West reported adjusted EBITDA of (pound)32.6 million with margins at 16.3%.

CASHFLOW

95.2% of Group adjusted EBITDA was converted into cash, and operating cashflow after capex rose 65.7% to (pound)307.4 million, from (pound)185.5 million.

This outstanding cash conversion was driven by good cash management in both the UK and US operations and the timing of one-off charges around the year end which, when paid, will dilute cash conversion in the first quarter of the 2004 financial year. We expect that the continuing growth in US turnover will increase the investment in working capital in future periods.

Operating cash inflow more than covered the cash costs of interest, financing fees and tax of (pound)165.3 million and principal repayments of (pound)53.1 million. These payments primarily arose as a result of the purchase of Yell from BT last financial year.

CAPITAL RESOURCES

Yell had cash amounting to (pound)30.0 million and net debt of (pound)2,368.8 million as at March 31, 2003. In addition, we still have access to a (pound)100 million revolving credit facility which was undrawn at the year end.


SUMMARY RESULTS


-------------------------------------------- -----------------------------------------------------------------------
                                                                      YEAR ENDED MARCH 31
-------------------------------------------- -----------------------------------------------------------------------
                                                             2002                 2003
                                                           (POUND)M             (POUND)M                    CHANGE
-------------------------------------------- ----------------------- ----------------------- -----------------------
Group turnover                                                865.4                1,114.0                    28.7%
-------------------------------------------- ----------------------- ----------------------- -----------------------
Group adjusted EBITDA (1)                                     245.5                  323.0                    31.6%
-------------------------------------------- ----------------------- ----------------------- -----------------------
Operating profit before exceptional
administration charge and goodwill
amortisation
                                                              225.3                  300.5                   33.4%
-------------------------------------------- ----------------------- ----------------------- -----------------------
OPERATING CASH FLOW, EXCLUDING ONE-OFF
ITEMS, AFTER CAPEX
                                                              185.5                   307.4                  65.7%
-------------------------------------------- ----------------------- ----------------------- -----------------------
Cash conversion (2) %                                         75.6%                   95.2%
-------------------------------------------- ----------------------- ----------------------- -----------------------


 (1) Adjusted EBITDA excludes one-off items comprising the expenses of the withdrawn initial public offering of (pound)15.0 million, the non-recurring restructuring charges of (pound)3.7 million as part of the integration of our McLeod organisation in the US in the 12 months ended March 31, 2003, and the non-recurring expenses of a terminated management incentive plan of (pound)3.0 million in the 12 months ended March 31, 2002.

(2) Cash conversion represents cash flow from operations, excluding one-off items and less capital expenditures, as a percentage of adjusted EBITDA.



TURNOVER

-------------------------------------------- -----------------------------------------------------------------------
                                                                      YEAR ENDED MARCH 31
-------------------------------------------- ----------------------- ----------------------- -----------------------
                                                           2002                    2003
                                                         (POUND)M                (POUND)M                   CHANGE
-------------------------------------------- ----------------------- ----------------------- -----------------------
UK printed directories:
   Yellow Pages                                             525.8                  560.7                      6.6%
   Business Pages                                            14.7                   13.0                    (11.6)%
   Other UK products and
    services                                                 40.8                   41.2                      1.0%
-------------------------------------------- ----------------------- ----------------------- -----------------------
Total UK operations                                         581.3                  614.9                      5.8%
-------------------------------------------- ----------------------- ----------------------- -----------------------
US printed directories:
   Yellow Book East at constant
    exchange  rates (1)                                     284.1                  324.8                     14.3%
    Exchange impact (1)                                       -                    (26.1)
-------------------------------------------- ----------------------- ----------------------- -----------------------
   Yellow Book East                                         284.1                  298.7                      5.1%
   Yellow Book West                                           -                    200.4
-------------------------------------------- ----------------------- ----------------------- -----------------------
Total US printed directories                                284.1                  499.1                     75.7%
-------------------------------------------- ----------------------- ----------------------- -----------------------
GROUP TURNOVER                                              865.4                1,114.0                     28.7%
-------------------------------------------- ----------------------- ----------------------- -----------------------



(1) Constant exchange rates state current year results at the same exchange rate as that used to translate the previous year's results for the corresponding period. Exchange rate impact is the difference between the results reported at constant exchange rates and the actual results reported using current year exchange rates.


ADJUSTED EBITDA

-------------------------------------------- -----------------------------------------------------------------------
                                                                      YEAR ENDED MARCH 31
-------------------------------------------- -----------------------------------------------------------------------
                                                           2002                    2003
                                                         (POUND)M                (POUND)M                 CHANGE
-------------------------------------------- ----------------------- ----------------------- -----------------------
Total UK operations                                         210.4                  226.2                    7.5%
-------------------------------------------- ----------------------- ----------------------- -----------------------
US printed directories:
   Yellow Book East at constant
   exchange  rates (1)                                       35.1                   70.2                  100.0%
   Exchange impact (1)                                        -                     (6.0)
-------------------------------------------- ----------------------- ----------------------- -----------------------
   Yellow Book East                                          35.1                   64.2                   82.9%
   Yellow Book West                                           -                     32.6
-------------------------------------------- ----------------------- ----------------------- -----------------------
Total US printed directories                                 35.1                   96.8                  175.8%
-------------------------------------------- ----------------------- ----------------------- -----------------------
GROUP ADJUSTED EBITDA                                       245.5                  323.0                   31.6%
-------------------------------------------- ----------------------- ----------------------- -----------------------
GROUP ADJUSTED EBITDA MARGIN%                                28.4%                  29.0%
-------------------------------------------- ----------------------- ----------------------- -----------------------

(1) Constant exchange rates state current year results at the same exchange rate as that used to translate the previous year's results for the corresponding period. Exchange rate impact is the difference between the results reported at constant exchange rates and the actual results reported using current year exchange rates.


CASH CONVERSION

--------------------------------------------------------------------------------------------------------------------
                                                                     YEAR ENDED MARCH 31
                                           -------------------------------------------------------------------------
                                                           2002                      2003
                                                        (POUND)M                   (POUND)M                 CHANGE
--------------------------------------------------------------------------------------------------------------------
    Net cash inflow from operating
     activities                                            196.3                    309.1                   57.5%
--------------------------------------------------------------------------------------------------------------------
    Deduct capital expenditure
     net of sales                                          (13.8)                   (16.0)
--------------------------------------------------------------------------------------------------------------------
    Add back cash paid for one-
     off items not included in
     adjusted EBITDA                                         3.0                     14.3
--------------------------------------------------------------------------------------------------------------------
    OPERATING CASH FLOW, EXCLUDING
     ONE-OFF ITEMS, AFTER CAPEX                            185.5                    307.4                   65.7%
--------------------------------------------------------------------------------------------------------------------
    PERCENTAGE OF GROUP ADJUSTED EBITDA
    CONVERTED INTO CASH                                     75.6%                    95.2%
--------------------------------------------------------------------------------------------------------------------



RECONCILIATION OF GROUP OPERATING PROFIT TO ADJUSTED EBITDA

--------------------------------------------------------------------------------------------------------------------
                                                                     YEAR ENDED MARCH 31
                                           -------------------------------------------------------------------------
                                                            2002                     2003
                                                          (POUND)M                 (POUND)M                  CHANGE
--------------------------------------------------------------------------------------------------------------------
    UK OPERATIONS
    Group operating profit                                 150.4                    142.3
    Depreciation and amortisation                           60.0                     69.2
--------------------------------------------------------------------------------------------------------------------
    EBITDA                                                 210.4                    211.5
    Exceptional items                                        -                       14.7
--------------------------------------------------------------------------------------------------------------------
    ADJUSTED EBITDA                                        210.4                    226.2                     7.5%
--------------------------------------------------------------------------------------------------------------------
    Adjusted EBITDA margin                                  36.2%                    36.8%
--------------------------------------------------------------------------------------------------------------------
    YELLOW BOOK EAST
    Group operating profit                                   1.2                     34.2
    Depreciation and amortisation                           30.9                     30.0
--------------------------------------------------------------------------------------------------------------------
    EBITDA                                                  32.1                     64.2
    Terminated incentive scheme                              3.0                      -
    Exchange impact (1)                                      -                        6.0
--------------------------------------------------------------------------------------------------------------------
    ADJUSTED EBITDA AT CONSTANT EXCHANGE
     RATES (1)                                              35.1                     70.2                     100%
    Exchange impact (1)                                      -                       (6.0)
--------------------------------------------------------------------------------------------------------------------
    Adjusted EBITDA                                         35.1                     64.2
--------------------------------------------------------------------------------------------------------------------
    Adjusted EBITDA margin                                  12.4%                    21.5%
--------------------------------------------------------------------------------------------------------------------
    YELLOW BOOK WEST (2)
    Group operating profit                                   -                        6.9
    Depreciation and amortisation                            -                       21.7
--------------------------------------------------------------------------------------------------------------------
    EBITDA                                                   -                       28.6
    Reorganisation costs and
       exceptional items                                     -                        4.0
--------------------------------------------------------------------------------------------------------------------
    ADJUSTED EBITDA                                          -                       32.6
--------------------------------------------------------------------------------------------------------------------
    ADJUSTED EBITDA MARGIN                                   -                       16.3%
--------------------------------------------------------------------------------------------------------------------
    GROUP
    Group EBITDA                                           242.5                    304.3                    25.5%
    GROUP ADJUSTED EBITDA                                  245.5                    323.0                    31.6%
    GROUP ADJUSTED EBITDA MARGIN                            28.4%                    29.0%
--------------------------------------------------------------------------------------------------------------------


(1) Constant exchange rates state current year results at the same exchange rate as that used to translate the previous year's results for the corresponding period. Exchange rate impact is the difference between the results reported at constant exchange rates and the actual results reported using current year exchange rates.

(2) Includes results of NDC from January 1, 2003, and excludes restructuring charges incurred for the closure of a Yellow Book West production site.


KEY OPERATIONAL INFORMATION

------------------------------------------------------------------------ --------------------------------------------------
                                                                                   TWELVE MONTHS ENDED MARCH 31
                                                                         --------------------------------------------------
                                                                                           2002                       2003
------------------------------------------------------------------------ ----------------------- --------------------------
UK PRINTED DIRECTORIES
Unique advertisers (thousands) (1)                                                    438,000                      451,000
Number of directories published (units)                                                    89                           94
Unique advertiser retention rate (%) (2)                                                   80                           78
Turnover per unique advertiser (pound)                                                  1,234                        1,272

------------------------------------------------------------------------ ----------------------- --------------------------
US PRINTED DIRECTORIES (3)
Unique advertisers (thousands) (1)                                                    166,000                   363,000(4)
Number of directories published (units)                                                   272                       525(5)
Unique advertiser retention rate (%) (6)                                                   70                           70
Turnover per unique advertiser ($)                                                      2,450                     2,135(7)

------------------------------------------------------------------------ ----------------------- --------------------------
OTHER UK PRODUCTS AND SERVICES
Yell.com page impressions for March (in millions)                                            33                         39
Yell.com searchable advertisers at March 31(8)                                           55,820                     74,680
------------------------------------------------------------------------ ----------------------- --------------------------



(1) Number of unique advertisers in printed directories that were recognised for revenue purposes and have been billed. Unique advertisers are counted once only regardless of the number of advertisements they purchase or the number of directories in which they advertise. For US printed directories it includes a small number of internet-only accounts.

(2) The proportion of unique advertisers that have renewed their advertising from the preceding publication. This measure excludes national and key accounts where retention is very high. In 2003 we further improved our systems and methodology for determining retention rates in the United Kingdom. Although we have not restated the rates disclosed for the prior period, we believe that had we continued using the previous methodology the retention rate for the 2003 financial year would be at a similar level to the rate disclosed for the prior financial year.

(3) We have made considerable progress towards operating a single customer database platform in the United States and have begun integrating our customer results for Yellow Book East and Yellow Book West. Key operational information for US printed directories for the 12 months ended March 31, 2002 is for Yellow Book East only. Information for financial year 2003 includes McLeod data for the full financial year and NDC data from the date of acquisition unless otherwise noted.

(4) As a result of the progress towards integrating our customer database we have been able to make improvements to the ways in which we capture, record and analyse customer information. This has led to a significant overall elimination of duplicated records of unique advertisers across quarterly accounting periods and in multi-market directories, particularly but not exclusively in Yellow Book West. We have not re-stated prior year Yellow Book East figures and comparisons with previous periods are not therefore valid. There is still however some overlap in reporting unique advertisers between Yellow Book East and Yellow Book West that we anticipate removing in our 2004 financial year, and there may be further de-duplication in our Yellow Book West accounts in the same period. These improvements have not affected the reporting of our financial results.

(5) Includes nine directories published by Yellow Book West after our acquisition of NDC and one double-published book in Yellow Book East.

(6)  Yellow Book East only for both years.

(7) Based on turnover reported for the period (since acquisition in the case of Yellow Book West and NDC) and on unique advertisers for the periods described in footnotes 3 and 4 above. The reduction from the previous period is due to the inclusion of Yellow Book West and NDC.

(8) Searchable advertisers only, i.e. those advertisers who can be searched for by users on Yell.com. It excludes advertisers who purchase products such as banners or domain names and who have been included in previously released information.

NOTES TO EDITORS

YELL GROUP

Yell is an international directories business operating in the classified advertising market through printed and online media in the United Kingdom and the United States. Yell's products in the United Kingdom include the Yellow Pages and Business Pages directories, Yell.com, Yellow Pages 118 24 7 and Yell Data and in the United States, Yellow Book and Yellowbook.com.





              ----------------------------------------------------





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